

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 10, 2006

Via U.S. Mail

Mr. Nelson Peltz
Mr. Peter W. May
Mr. Edward P. Garden
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017

>   **Re: H.J. Heinz Company**
>   **Schedule 14A filed by Trian Partners GP, L.P., et al.**
>   **Filed July 6, 2006**
>   **File No. 1-03385**

Dear Messrs. Peltz, May and Garden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Information About the Trian Group and Participants, page 18</u>

1.   We note your response to prior comments 8 and 9 and your indication that you do not believe that any additional disclosure is required. Please elaborate upon why you believe that no additional disclosure is required.

Soliciting Materials pursuant to Rule 14a-12 filed May 23, 2006

2.   We note your response to prior comment 14. Please confirm that you will refrain from making these statements in the future.

Soliciting Materials pursuant to Rule 14a-12 filed July 7, 2006

3.   We note your indication that Heinz's stock price has plummeted from "$54.50 on April 30, 1998 to $33.70 on February 6, 2006." It is not clear why you are using February 6, 2006 as your benchmark for purposes of demonstrating the change in stock price considering you did not make your first public communication until almost a month later, except that it appears to represent the lowest point over that period. In future communications, please ensure that you acknowledge the increase in share price subsequent to that timeframe so as to place this discussion in proper context.

Soliciting Materials pursuant to Rule 14a-12 filed July 10, 2006

4.   Please provide us with support for your statements regarding the various lawsuits to which you make reference that name various Heinz board members as defendants.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile (212) 593-5955:

Marc Weingarten, Esq.
Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP